[AKIN GUMP LETTERHEAD]

August 24, 2005

COURTESY COPY – FOR STAFF REVIEW (filed via EDGAR on August 24, 2005)

Mr. Daniel F. Duchovny

Attorney-Advisory

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Metals USA, Inc.
Revised Schedule 13e-3
Filed on August 5, 2005
File No. 5-51963
Revised Preliminary Merger Materials on Schedule 14A
Filed on August 5, 2005
File No. 0-13123
Form 10-KSB/A
Draft responses submitted on August 5, 2005
File No. 0-13123

Dear Mr. Duchovny:

On behalf of Metals USA, Inc., a Delaware corporation (“Metals USA” or the “Company”), set forth below is the response of Metals USA to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated August 17, 2005 (the “Comment Letter”), regarding the amended Schedule 14A Preliminary Proxy Statement filed by Metals USA and such other filing persons named therein (the “Other Filing Persons”) which was filed with the Securities and Exchange Commission (“SEC”), together with an amended Schedule 13e-3 Transaction Statement, on August 5, 2005, in connection with the proposed merger transaction among Flag Holdings Corporation (“Parent”), Flag Acquisition Corporation (“Merger Sub”) and Metals USA. In connection therewith, Metals USA and the Other Filing Persons are hereby filing via EDGAR this letter and a further amended Schedule 13e-3 Transaction Statement (“Amended Schedule 13e-3”) and amended Schedule 14A Preliminary Proxy Statement (the “Amended Proxy Statement”), which incorporates the changes made in response to the Comment Letter and certain other changes.

For convenience of the Staff, we have transcribed the comments being addressed and our client’s response to each comment in sequence. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Proxy Statement.

Preliminary Merger Materials on Schedule 14A

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

August 24, 2005

Summary Term Sheet, page 1

1.	Expand this section to identify the affiliates engaged in the transaction to include a brief discussion of their and the company’s fairness determinations.

We note the Staff’s comment, and the Summary Term Sheet of the Amended Proxy Statement has been amended accordingly on page 2.

Special Factors, page 14

2.	We note your changes in response to prior comment 17. However, the section entitled “Cautionary Statement Concerning Forward-Looking Information” appears prior to the “Special Factors” section. Move this section so that the “Special Factors” section immediately follows the Summary section, as required by Rule 13e-3(e)(1)(ii).

We note the Staff’s comment, and the section of the Amended Proxy Statement entitled “Cautionary Statement Concerning Forward-Looking Information” has been moved so that the “Special Factors” section immediately follows the Summary section.

Background of the Merger, page 14

3.	We note from the revisions in the second paragraph under this heading, that a “nationally recognized investment bank” organized meetings with certain private investment management firms but was not retained or compensated by Metals USA. Please advise us regarding the nature of the relationship between the bank and Metals USA.

We advise the Staff that Metals USA regularly receives telephone calls and visits from investment banks seeking to gauge the Company’s desire to retain such banks to assist the Company in capital markets and strategic transactions proposed by them. The nationally recognized investment bank in question made such telephone calls and visits to Messrs. Goncalves and Freeman at the Company’s offices periodically during the approximately two-year period prior to the November 2004 meetings referenced in the Amended Proxy Statement. As stated in the Amended Proxy Statement, such bank has not at any time been retained or compensated by Metals USA.

Reasons for the Merger, page 22

4.	We note your response to prior comment 23. However, you did not address why CIBC continued to provide advice after its potential conflict of interest was identified and after Jefferies had been contacted. Therefore, we reissue prior comment 23 as it relates to this disclosure. Please revise accordingly.

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

August 24, 2005

We believe we addressed the Staff’s comment in our August 5, 2005 filing. We direct the Staff to the language on page 17 of the Amended Proxy Statement, which states “[n]otwithstanding CIBC World Markets’ expected role in Apollo’s debt financing, the Company’s board of directors continued to seek and receive assistance throughout the transaction from CIBC World Markets based upon the board of directors’ confidence in CIBC World Markets’ knowledge of the Company and experience in the metals and steel markets.” However, because the board of directors was aware of CIBC World Markets’ expected participation in the debt financing for the merger, the board of directors retained Jefferies to provide its opinion, as independent investment bankers, to the effect that the consideration to be received by the holders of the Company’s shares of common stock pursuant to the merger was fair, from a financial point of view, to such holders, other than Apollo and its affiliates and other than any members of the Company’s management who may be given the opportunity to obtain equity interests in Parent or the surviving corporation from and after consummation of the merger.

Comparable Company Analysis, page 29

5.	We note your response to prior comment 28. However, your reference to Jefferies’ opinion outlined in the proxy materials as a “summary” does not appear correct in light of the fact that the information attached as Annex B does not provide any additional information and is essentially identical to that contained in this summary. Therefore, we reissue prior comment 28 in its entirety.

We note the Staff’s comment and the Amended Proxy Statement has been amended on page 26.

6.	We note your response to prior comment 29. Revise your disclosure to include the information from your response letter, particularly the information relating to Apollo’s continued services to the company.

We note the Staff’s comment and the Amended Proxy Statement has been amended on page 32 accordingly.

Financial Advisory Services of CIBC World Markets Corp, page 32

7.	We note that CIBC World Markets began providing services in connection with the proposed transaction on or about February 1, 2005. However, we further note from page 15 that CIBC provided services in connection with alternative transactions prior to that time. Please expand to clarify under this heading when CIBC was retained.

We advise the Staff that CIBC World Markets was retained by Metals USA in connection with the proposed transaction subsequent to the board of directors’ meeting on January 28, 2005 and provided services in connection with the alternative transaction referred to in the Staff’s comment under a

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

August 24, 2005

separate engagement. The disclosure appearing on page 32 of the proxy statement has been clarified in this regard. We also advise the Staff that an engagement letter between CIBC World Markets and the Company was formally executed on March 17, 2005 with respect to the proposed transaction.

8.	We note your response to prior comment 31. We continue to believe that the presentations by CIBC are reports materially related to the Rule 13e-3 transaction” and should be described in more detail in accordance with Item 1015(b) of Regulation M-A. Further, it would appear that any written materials should be filed as an exhibit to the Schedule 13E-3.

We advise the Staff that the disclosure appearing on pages 33 and 34 has been expanded in response to the Staff’s comment with respect to the financial analyses contained in the CIBC World Market’s May 10, 2005 presentation, which was the last presentation made by CIBC World Markets to the Metals USA board of directors. We advise the Staff that, in light of the fact that the disclosure has been expanded in this regard and in order to avoid duplication in this section, portions of the disclosure relating to CIBC World Markets’ presentations have been moved to “SPECIAL FACTORS—Background of the Merger” where we believe such disclosure, placed in proper context of the events described in that section, is most informative and appropriate. We note for the Staff that, as indicated in the disclosure in the Amended Proxy Statement, CIBC World Markets’ presentations each contained substantially the same financial analyses relating to Metals USA except as updated for then current closing stock prices and that the material aspects of the differences among the presentations have been disclosed in the Amended Proxy Statement. With regard to the Staff’s comment regarding the filing of CIBC World Markets’ presentations as exhibits to the Schedule 13E-3, we confirm for the Staff that such presentations previously were filed as exhibits to the Schedule 13E-3 on June 14, 2005.

Position of Merger Sub, Parent, Apollo and the Apollo Affiliates, page 35

9.	We note your changes in response to prior comment 33. However, you did not make the similar revisions to the statements in this section. As such, we reissue the last sentence of prior comment 33. Please revise accordingly.

We believe we addressed the Staff’s comment in our August 5, 2005 filing by deleting the words “but is believed to include all material factors considered by Merger Sub and Parent.” We direct the Staff to the language on page 35 which states “[t]he foregoing discussion of the information and factors considered and given weight by Merger Sub, Parent, Apollo and the Apollo Affiliates in connection with the fairness of the merger agreement and the merger is not intended to be exhaustive.”

Conditions Precedent to the Debt Commitment, page 43

10.	We note your revised disclosure in the last bullet point on page 45 relating to “customary conditions for leveraged acquisition financings.” As this information appears material and the lack of funding may result in the merger not being

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

August 24, 2005

consummated, this disclosure should appear more prominently in the forepart of the proxy materials. Please revise accordingly.

We note the Staff’s comment and the Amended Proxy Statement has been amended on page 6.

Form 10-KSB/A for the year ended December 31, 2004,

responses submitted on August, 2005

Comply with these comments in any applicable future filings.

Item 1. Business, page 3

Government Regulation and Environmental Matters, page 10

11.	We note your proposed changes in response to prior comment 47. Your disclosure states that “[g]enerally speaking,” your operations do not require “extensive federal or state environmental permits.” Further revise your disclosure to make clear whether you are required to obtain any permits and the costs involved, if material. Also, expand your discussion of CERCLA to explain how this regulation applies to your operations and state that prior and current owners or operators of facilities or properties are subject to strict, joint and several liability.

We note the Staff’s comment. Below is proposed revised disclosure for Metals USA’s applicable future filings marked to show changes against our proposed language in our August 5, 2005 response letter to the Staff.

Government Regulation and Environmental Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. Hazardous materials we use in our operations include general commercial lubricants and cleaning solvents. Among the more significant regulated activities that occur at some of our facilities are: the accumulation of scrap metal, which is sold for recycling; the generation of plant trash and other solid wastes and wastewaters, such as water from burning tables operated at some of our facilities, which wastes are disposed of in accordance with the Federal Water Pollution Control Act and the Resource Conservation and Recovery Act using third party commercial waste handlers; the storage, handling, and use of lubricating and cutting oils and small quantities of maintenance-related products and chemicals, the health hazards of which are communicated to employees pursuant to Occupational Safety and Health Act-prescribed hazard

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

August 24, 2005

communication efforts and the disposal or recycling of which are performed pursuant to the Resource Conservation and Recovery Act.

Generally speaking, our facilities' operations do not involve the types of emissions of air pollutants, discharges of pollutants to land or surface water, or treatment, storage, or disposal of hazardous waste which would ordinarily require ~~extensive~~ federal or state environmental permits. Some of the Company's facilities possess authorizations for air emissions from paints and coatings, hazardous materials permits under local fire codes or ordinances for the storage and use of small quantities of combustible materials such as oils or paints, and state or local permits for on-site septic systems. The cost to the Company of obtaining and complying with such permits has not been and is not anticipated to be material. Our operations are such that environmental regulations typically have not required the Company to make significant capital expenditures for environmental compliance activities and ongoing operational costs relating to environmental compliance are limited.

We believe that we are in substantial compliance with all such laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental or workplace health and safety requirements. However, some of the properties we own or lease are located in areas with a history of heavy industrial use, and are on or near sites listed on the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, National Priority List. CERCLA establishes joint and several responsibility for cleanup without regard to fault for persons who have arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities. We have a number of properties located in or near industrial or light industrial use areas; accordingly, these properties may have been contaminated by pollutants which would have migrated from neighboring facilities or have been deposited by prior occupants. ~~Furthermore, we~~ Some of our properties are affected by contamination from leaks and drips of cutting oils and similar materials used in our business and the Company has removed and restored such impacted soils pursuant to applicable environmental laws. The costs of such clean-ups have not been material. We are not aware of any notices ~~from authoritative agencies~~to the Company with respect to clean-up~~/~~ or remediation claims under CERCLA or similar laws for contamination at ~~the~~our leased or owned properties or at any off-site location. However, we ~~may~~cannot rule out the possibility that we could be notified of such claims ~~with respect to our existing leased or owned properties~~ in the future.

Although no environmental claims have been made against us that have not been resolved and we have not been named as a potentially responsible party by the Environmental Protection Agency or any other party, it is possible that we could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws.

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

August 24, 2005

If so, we could incur substantial litigation costs to prove that we are not responsible for the environmental damage.

Item 7. Management’s Discussion and Analysis of Financial Condition . . . page 21

Results of Operations—Year Ended December 31, 2004 Compared to 2003, page 26

12.	We note your response to prior comment 48. However, we disagree with your analysis and refer you to Interpretative Release 34-48960 discussing Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Providing shareholders with additional information, particularly, “information relative to sales volumes,” and requiring them to “recompute the percentages increase in net sales” does not appear to adequately satisfy the requirement of Item 303 of Regulation S-K. However, at this time, we will not raise further comment on this issue.

We note the Staff’s comment.

Please contact the undersigned at (212) 872-8089 or Steven Scheinman of this Firm at (212) 872-1090 with any questions on the foregoing.

Sincerely,

/s/    Lorne Smith

Lorne Smith

cc:	Melinda Kramer, Esq., Securities and Exchange Commission

John A. Hageman, Esq., Metals USA, Inc.

Steven Scheinman, Akin Gump Strauss Hauer & Feld LLP

Andrew Nussbaum, Esq., Wachtell, Lipton, Rosen & Katz (counsel to Parent)